FILED BY DUPONT DE NEMOURS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: DUPONT DE NEMOURS, INC.

COMMISSION FILE NO. 001-38196

N&B Transition Update #4: Andreas Fibig Town Hall

Watch a video streaming of a town hall hosted by IFF CEO Andreas Fibig about the N&B/IFF Merger.

In February, IFF CEO Andreas Fibig held a town hall for IFF employees where he talked about the planned IFF & N&B merger, the rationale behind and what exciting opportunities he sees for the combined company. The town hall was held at IFF’s headquarter in New York and transmitted to IFF employees globally.

DuPont N&B employees can also watch the town hall presentation via the link below (registration needed):

https://event.on24.com/eventRegistration/EventLobbyServlet?target=reg30.jsp&referrer=https%3A%2F%2Fcorpcommunications.us.newsweaver.com%2F1k8ti0838i%2F1iwbpjyo9db1k6njaup80z%3Femail%3Dtrue&eventid=2185371&sessionid=1&key=08C4AB39D5D69D70C4AE015493A3D905&regTag=&sourcepage=register

N&B Transition Updates:

N&B Transition Updates is a new series on the N&B Intranet, The Bridge, where we will guide you on the transition journey over the next year. We will look at key milestones, separation and integration work and give insights into IFF as a company. All N&B Transition Updates are for internal use only and not for distribution.

You can always contact us with comments, questions or good ideas by writing to: ask-nb@dupont.com

About IFF

At IFF (NYSE:IFF) (Euronext Paris:IFF) (TASE:IFF), we’re using Uncommon Sense to create what the world needs. As a collective of unconventional thinkers and creators, we put science and artistry to work to create unique and unexpected scents, tastes, experiences and ingredients for the products our world craves. Learn more at iff.com, Twitter , Facebook, Instagram, and LinkedIn.

About DuPont

DuPont (NYSE:DD) is a global innovation leader with technology-based materials, ingredients and solutions that help transform industries and everyday life. Our employees apply diverse science and expertise to help customers advance their best ideas and deliver essential innovations in key markets including electronics, transportation, construction, water, health and wellness, food and worker safety. More information can be found at www.dupont.com.

About DuPont Nutrition & Biosciences

DuPont Nutrition & Biosciences applies expert science to advance market-driven, healthy and sustainable solutions for the food, beverage, dietary supplement and pharmaceutical industries. We also use cutting-edge biotechnology across a range of markets to advance bio-based solutions to meet the needs of a growing population, while protecting our environment for future generations. We are innovative solvers who help our customers turn challenges into high-value business opportunities. For more information: www.dupontnutritionandhealth.com or www.biosciences.dupont.com.

Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of N&Bco, a wholly owned subsidiary of DuPont, and IFF, which will immediately follow the proposed separation of N&Bco from DuPont (the “proposed transaction”), N&Bco, IFF, Merger Sub I and Merger Sub II intend to file relevant materials with the SEC, including a registration statement on Form S-4 filed by IFF and a registration statement filed N&Bco, each of which will contain a prospectus. In addition, IFF will file a proxy statement on Schedule 14A in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROSPECTUS, PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&BCO, MERGER SUB I, MERGER SUB II AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of IFF seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF.

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding DuPont’s, IFF’s and N&Bco’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, approval of IFF’s shareholders, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&Bco, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&Bco being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&Bco, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)), (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) risks relating to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, including expenses incurred with respect to the investigations, the cost of any remedial measures or compliance programs arising out of the investigations, legal proceedings or government investigations that may arise relating to the subject of IFF’s investigations, and the outcome of any such legal or government investigations, such as the imposition of fines, penalties, orders, or injunctions, (24) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, including with respect to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (25) the impact of the outcome of legal claims, regulatory investigations and litigation, including any that may arise out of IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (26) the ability of N&Bco or IFF to retain and hire key personnel, (27) the risk that N&Bco, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (28) the risk that N&Bco and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (29) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, (30) that N&Bco may not achieve certain targeted cost and productivity improvements , which could adversely impact its results of operations and financial condition, (31) the risk that natural disasters, public health issues, endemics and pandemics, including the novel coronavirus (COVID-19), or the fear of such events, could provoke responses that cause delays in the anticipated transaction timing or the completion of transactions related thereto, including, without limitation, as a result of any government or company imposed travel restrictions or the closure of government offices and resulting delays with respect to any matters pending before such governmental authorities and (32) other risks to DuPont’s, N&Bco’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns, disasters, public health issues, endemics and pandemics, including COVID-19, or the fear of such events, and the inherent unpredictability, duration and severity of such events, which could result in a significant operational event for DuPont, N&Bco or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&Bco’s or IFF’s intellectual property rights;, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the registration statement and merger proxy to be filed by IFF and the registration statement to be filed by N&Bco. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Further lists and descriptions of risks and uncertainties can be found in IFF’s annual report on Form 10-K for the year ended December 31, 2019, DuPont’s annual report on Form 10-K for the year ended December 31, 2019, and each of

IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction will be more fully discussed in any registration statement filed with the SEC. While the list of factors presented here is, and the list of factors that may be presented in a registration statement of IFF or N&Bco would be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&Bco’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&Bco assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, DuPont, IFF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of DuPont may be found in its Annual Report on Form 10-K filed with the SEC on February 11, 2019 and its definitive proxy statement filed with the SEC on May 1, 2019. Information about the directors and executive officers of IFF may be found in its definitive proxy statement filed with the SEC on March 18, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

The following is a transcript of the video linked in “N&B Transition Update #4: Andreas Fibig Town Hall” which was recorded at a town hall hosted by IFF CEO Andreas Fibig

Global Town Hall Event ID 2185371 Speaker: So good morning, good afternoon and good evening to everybody. We have planned a series of town hall meetings regarding our transaction with DuPont. And what we want to do today is we want to give you an overview why we believe it’s a good move. We want to explain to you what kind of business is it and what the benefit for us as IFF will provide this transaction. But now let me talk about the transaction with DuPont. Let’s start with the first slide. I want to give you an overview about the business. I want to give you a clear idea about the strategic rationale behind the deal and the combination and then where are we in the integration and when do we really start and then give you the conclusion. First of all, before we start with N&B DuPont business and overview where IFF is a standalone company because a lot has changed over the last two years as well within IFF. You can see here that we are playing since the acquisition of Frutarom, not just any longer on flavors, fragrances and ingredients, we are in savory solutions, natural colors, natural food protection and healthy ingredients business. You can read all of these numbers. The business has grown to a 5 billion plus business. You will see the final numbers actually during the earnings call week after next week for 2019. And you will appreciate what we have done over the last couple of quarters. Going into the history, I believe it’s really important to understand for all of us that we had planned for move like this for quite some time. If you go to 2015 back, we have started with our first strategy. You can see here what the size of the company was and where we were playing. And then with Frutarom, we made actually an important next step. We did the acquisition in 2018. We have grown the business quite significantly and we are playing now in many more categories than we had played before. Now N&B gives us the next opportunity to solidify our business as a company and to change the market where we are playing in. I just want to pick a couple of numbers here. If you look at the R&D spend of the combined company, it’s more than 500 million in R &D spend and I believe that will take us apart from everybody else who is playing in that room because that gives us the opportunity really to design the best and most innovative solutions for our customers going forward. And also if you take the granted patents as a surrogate parameter for innovation, then you see that we will have more than 9,000 patents and that shows a lot of innovation and a lot of, let’s say, technical platforms we have access to. Actually, it’s even more because if you take on top of it the patents we have filed but which are not granted is around about 12,000. You see where we came from in 2015 and that basically shows the strengths of this combined company. By the way, I have received a lot of feedback from our customers. I just came back from the ACI Congress, the American Cleaning Institute in Orlando. We had, as we can on legal terms, discussions with our customers. They were congratulating us for the announcement of the transaction. And they are very, very excited because now the combined company is becoming, for many of them, the preferred provider and the preferred supplier for technology. They are very excited in particular for biotech solutions because we have now really access to first class biotech capabilities as a facility in Palo Alto which has around about 250 to 300 people just focusing on biotech, which will help us on the ingredient side a lot because, you know, and you remember in particular in the fragrance business, we had this supply crisis a year and a half, two years ago. And we believe that we can solve with these capabilities going forward much better than we’ve done in the past. So let’s talk about the business. I don’t want to read all the numbers. You can read it, but what is important, it’s in food and beverage, it’s dietary supplements, animal nutrition, but also in home and personal care and pharmaexcipients.

Global Town Hall Event ID 2185371 The home and personal care here particular in this room where we have many people from the scent business is super complementary to what we are doing, particularly on the consumer fragrance business because they are providing a lot of enzymes, for example, for cleaning solutions, not just for some customers but for many of the major customers. And that will give us and I come to that in a moment, really a nice platform and none of our competitors right now can provide exactly the same for their customers. And I give it to you in actually two slides. The combined company will look like this in terms of size. What is really amazing is in all the categories we are playing, we will be a number one or number two position. I believe that this is really important. We have the broadest and largest customer base in the industry. Both companies are very committed to sustainability. That’s something which is super important I think for all of us, but for many of our customers as well to do business with them. And we certainly have a very world class supply chain in place as well. But let me go a little bit more in detail. Let’s start with R&D because R&D is always very close to my heart. Look at the numbers and the platforms here what we have now in store. We have more than 50 R&D and creative centers with the combined company, which is really fantastic. We have more than 3000 scientists and engineers working on solutions from next year, hopefully after closing onwards. We have more than 40 university partnerships, which is really fantastic and about 12000 patents I talked already. We believe that this will set us big times apart from everybody else in terms of our capabilities and in terms of way we can interact with our customers and come up with new solutions. So this is certainly a core piece of the idea behind the transaction. Yeah, I know it’s tough to read, but just look at the different categories we are playing in, in the future. And if you combine the IFF and DuPont and N&B capabilities, we are playing in most of these areas in a number one or number two market position. And we believe this is super important as well, because you want to have a solid footprint with your customers in the areas where you’re playing and you see as well when you have peer one to peer six that none of our bigger competitors can compete in terms of the wide array of different categories we are playing. And that gives us a lot of good access as well. I don’t want to mention the probiotics and particularly in a season where it is wintery and everybody gets a little bit of a cold. I can already recommend, and hopefully let me do this, but probiotics are very healthy [inaudible] and in general very important to fight off many of these winter diseases. What was an interesting attraction for DuPont is that we have, with our tastepoint model on our taste side taking care of in particular smaller and midsized customers, a very nice platform which gives us good, let’s say, access to these customers and they don’t — they play more with the bigger ones. So we believe that this creates a nice growth opportunity for us going forward as well, and will help us certainly in terms of integrated solutions because many of our customers, whether smaller or bigger, customers are asking us right now for integrated solutions. And I come exactly to this right now. We have two examples, one on the taste side and one on the scent side. You can see here what is certainly on many people’s mind is a plant based proteins. So how can you, let’s say, have a burger patty with soy proteins or other protein sources, plant based protein sources. For us, you know, Beyond Meat, this is an important play in that space. And you can see

Global Town Hall Event ID 2185371basically here what we as a company can deliver as a combined company to these. We basically can do the whole product and that gives us an excellent opportunities for many of these companies to create the whole thing and then sell it basically to, to these companies, because if you look at many of the startup companies, they don’t have a lot of R&D capabilities or even manufacturing capabilities. And that’s something which sets us apart from everybody else because they can give maybe the flavor or the seasoning or the natural antioxidants, but they can’t do the plant based protein or emulsifier. But right now we have it all and we can deliver it all. And that’s the beauty of the combination of these two businesses. Now going more into the scent side, which is pretty cool in particular for — actually both for fine fragrances but for consumer fragrances as well. Look at the laundry detergent. I don’t want to read it, but if you are in the enzyme development already, then you can, let’s say, foresee what’s your customer already — what is needed because I start with the enzyme actually earlier than with the fragrance. And we can look how the metrics and the interaction between the different compounds works as well. What is really super important and that goes also to fine fragrance and I know we have many fine fragrance people here is we have now a really robust ingredient pipeline in particular biotech and we have, as IFF, tried so many times with third party manufacturers and outsourced R&D to get better biotech capabilities in, I think we were — our success was limited, to be polite. Now we really have a good opportunity and a great platform to get exactly this in. So getting new molecules, new molecule discovery, green chemistry and biotech altogether, that will set us apart again because in that very field, none of our competitors has exactly that capability. And I believe these are just three examples. We will see more. I will travel with Nicolas for example, to Palo Alto in the next couple of weeks. We will look what we can do in terms of biotech to assess what are the real opportunities. And in all honesty, we started with the thinking in the strategy more from the taste point of view, but now we are discovering more and more what could happen on the scent business as well. And we believe this is super exciting for us. Integration team, you’ve seen it. Rich is leading it from IFF side. We have Angela on N&B side. I think it’s a super cool combination. You have somebody who comes from finance. You have somebody coming from R&D and they all have to figure it out. It will be very interesting, but I think they work very well together and we believe that the teams have now already made considerable progress to form all the sub teams and I come to that in a moment and establish a good IMO where we can work and establish a really, really strong relationship. So in summary, we believe and then we will come up with, let’s say, a new purpose for the combined company and a new vision as well, which will be certainly much far [inaudible] from what we have done so far. We will be certainly one of the most important ingredients and solutions providers. We will have a proven and trusted partner here. We go very deep into the end markets as well because we can in many instances we can do the whole thing, the whole solution. It’s all science-led that something which comes very close to our heart. And I can tell you during the due diligence, I moved or walked into a couple of their facilities and it’s basically the same language. It’s the same dedication to science. And this is the same professionalism as you find in IFF. And that’s something which hopefully makes it easier for us. Our product portfolio, I talked about, it’s just amazing and it’s very much on sustainability focused company as well. And you all know that sustainability is very close to my heart, but very close to the heart of our customers as well. So all in all, we believe it will

Global Town Hall Event ID 2185371be a fantastic combination and it will take us probably around 12 months to close the deal. Until then, we are still two separate companies. That’s how we operate, but we already can start to plan to come together and I hope next year, this time when we stand that we are already a combined company that we already have at the ACI Congress in Orlando, a combined booth and that we can take it from there and really can take to market even better than we have done in the past. Thank you for that. Thank you. [END OF TRANSCRIPT]

The following is a powerpoint presentation presented at a town hall hosted by IFF CEO Andreas Fibig and available at the link to that town hall posted in “N&B Transition Update #4: Andreas Fibig Town Hall”

Global Town Hall A New Global Innovative Integrated Solutions Leader January, 2020

1) IFF & DuPont N&B Introduction 2) Strategic Rationale of Combination 3) Integration Update 4) Conclusion Agenda

SNAPSHOT OF IFF

A global leader in Taste, Scent and Nutrition

Diversified Portfolio

- Flavors
- Fragrance
- Fragrance Ingredients
- Cosmetic Actives
- Savory Solutions
- Natural Colors
- Natural Food Protection
- Health Ingredients

Diversified Revenue

by Geography (2018A)


23%
14%
41%
22%

$5B+
TOTAL COMBINED SALES

#2 GLOBAL MARKET POSITION	**~39,000** CUSTOMERS
>110 MANUFACTURING FACILITIES	**~60%** SALES FROM SMALL & MID-SIZED CUSTOMERS
~100 R&D CENTERS AND LABORATORIES	**~100,000** UNIQUE PRODUCTS SOLD ANNUALLY
~80% SALES OUTSIDE NORTH AMERICA	**~13,000** EMPLOYEES

4

Note: Sales data based on 2018 combined sales

IFF'S TRANSFORMATIONAL JOURNEY

Achieving our vision by building on our legacy to redefine our future

	2015	2019E	2021E+
	iff	iff + FRUTAROM	iff + DuPont Nutrition & Biosciences
Sales Evolution	~$3B	~$5B	~$11B
Employees	6,700	13,000	23,000
R&D Spend	~$250M	~$350M	>$550M
# of Granted Patents	~1,300	~1,600	~9,000
Differentiated Solutions	Specialized provider	Technical bundle	Integrated Solutions
Customers	~3,000	~39,000	>40,000
Positioning & Capabilities	#4 Taste & Scent	#2 Taste & Scent	#1 & #2 Taste, Scent, Nutrition, Cultures, Enzymes, Probiotics, Soy Proteins

5

~$6.1B 2019 Net Sales Innovation-driven portfolio of high-value, specialty ingredient businesses Snapshot of dupont n&B Global Leader 10,000+ employees 70+ manufacturing sites 30+ technology & innovation centers 10,000+ customers Leading Position in Shared End Markets Strong Financial Profile Food & Beverage (Specialty Food Ingredients) Dietary Supplements Home & Personal Care Animal Nutrition Pharma Excipients #1 or #2 across active Food & Beverage and Nutrition segments #1 in Probiotics, Enzymes, Cultures, and Soy Protein 2019 Pro Forma Operating EBITDA Margin(1) ~23.5% (1) Operating EBITDA is on a pro forma basis and is defined as earnings (i.e. income (loss) from continuing operations before income taxes) before interest, depreciation, amortization, nonoperating pension / OPEB benefits / charges, and foreign exchange gains / losses, excluding the impact of costs historically allocated to the materials science and agriculture businesses that did not meet the criteria to be recorded as discontinued operations and excluding significant items.

COMPELLING COMBINATION

Complementary portfolios that build on the best of both capabilities & talent iff — A global leader in taste, scent and nutrition

- #2 in Flavor & Fragrances
- Leading natural capabilities
- Creative and innovation-led organization
- Broadest customer base with 60% of sales to local & regional customers (45% in Emerging Markets)
- >80% sales outside North America
- Well positioned in fast-growing adjacencies (i.e., Food Protection, Inclusions, Health ingredients, Cosmetic Actives)
- Deep commitment to sustainability
- World-class operations & supply chain

Broader
Set of Ingredients and Solutions

Deeper
Innovation and R&D Platform

Shared
Focus on Consumer-Oriented End Markets

~$11B
Expected Annual Revenue

~$2.6B
Expected Annual EBITDA(1)

COMBINED COMPANY

DuPont Nutrition & Biosciences — Leading value-added ingredients & solutions provider

- #1 or 2 positions in Nutrition, Cultures, Enzymes, Probiotics, Soy Proteins
- Customer-led innovation and R&D focused organization
- Deep customer relationships across food, nutrition, pharma and HPC customers
- Extensive global sales (with >60% outside North America) and applications capability
- Deep commitment to sustainability and product stewardship
- World-class operations and supply chain

(1) Before anticipated benefit of cost synergies

7

EXPAND R&D CAPABILITIES

TECHNOLOGY & INNOVATION

Expanded capabilities through R&D and innovation platforms

Focused Technology & Innovation Platforms

NATURALS & BEYOND	DELIVERY SYSTEMS	MODULATION
BIOTECHNOLOGY	FOOD SCIENCE & APPLICATION	PHARMA EXCIPIENTS SCIENCE
INGREDIENTS	ACTIVE COSMETICS	HEALTH & NUTRITION
PROCESS TECHNOLOGY	ADVANCED ANALYTICAL SCIENCE	REGULATORY AFFAIRS & PRODUCT STEWARDSHIP

CHEMISTRY & MATERIAL SCIENCE

SUSTAINABILITY

Snapshot of Capabilities & Expertise

50+
Research, Creative & Application Centers

100s
Flavorists, Scent Design Managers and Chefs

>12,000
Total Patents Granted & Filed

>80
Perfumers

30+
Human Clinical Trials In Flight

3,000+
Scientists, Engineers, Technologists & Application

40+
Strategic University Partnerships

8

iff

Breadth of capability & exposure establishes strong competitive position leader across attractive markets IFF + DuPont N&B Peer 1 Peer 2 Peer 3 Peer 4 Peer 5 Peer 6 Functional Solutions(1) ✔ ✔ Emulsifiers & Lecithin ✔ Sweeteners (2) ✔ Plant Protein (2) ✔ Health & Bioscience Cultures ✔ Probiotics ✔ ✔ Enzymes ✔ ✔ ✔ Animal Nutrition(1) ✔ ✔ ✔ ✔ Pharma Excipients ✔ Nutraceuticals(1) ✔ ✔ ✔ ✔ Flavor & Fragrance Flavors ✔ ✔ Fragrances ✔ Cosmetic Ingredients(1) ✔ ✔ ✔ ✔ ✔ Participates in the category Category Leader Position Food & Beverage Source: Company information Functional solutions, Animal Nutrition, Nutraceuticals and Cosmetic Ingredients are widely defined categories with limited traditional “leadership” In relevant segments Evolving Customer Demand For More Integrated Solutions BROADENS CATEGORY EXPOSURE

Global Multinational Champions Regional Leaders New & Emerging Brands; Private Label Industry-leading innovation capabilities Experience with high-growth segments Speed-to-market Efficiencies in development In-depth consumer insights Strong presence in nearly all markets R&D portfolio for world-class product development Proven go-to-market model End-to-end partner from idea to creation Reliability of scale player Global reach and industry leading expertise Powerful Trends Clear path to become a partner of choice Highly compelling position with customers Strong Representation Across All Customer Sets Customer Type Combined Company Value Proposition Focused on natural, health, clean label, and traceability Partnering for growth & innovation Fast growing, focused on nutritional and healthy Partnering for scale and global expansion Growing need for integrated solutions Partnering for rapid growth and global expansion

Differentiated Solutions Complementary capabilities and expertise in Food & Beverage Natural Antioxidants (Food protection) Texturants (Mouth feel) Binders (“Glue” ingredients together) Delivery Systems (Flavor performance) Plant-Based Protein (Nutritional component) Flavor & Seasonings (Taste) Taste Modulation (Bitterness & salt reduction) Natural Color & Grill Mark (For appearance & clean label) Demand Across Shared End-Markets Illustrative Product Examples DuPont N&B Product Offering IFF Product Offering Food & Beverage Health & Wellness Emulsifiers (Bun yield) System Blends (Dairy-free cheese) Accelerates speed to market with enhanced outcomes Home & Personal Care Better Plant-Based Burger DIFFERENTIATED INTEGRATED SOLUTIONS

DIFFERENTIATED
INTEGRATED SOLUTIONS

DIFFERENTIATED SOLUTIONS

Complementary capabilities and expertise in Fabric, Home & Personal Care

Illustrative Product Examples

Fabric Care

Superior Cold Water Laundry Detergent



- **Enzymes** (Fluidity, Stain removal, Malodor)
- **Microbial Control** (Antimicrobial & shelf-life)
- **Fragrance** (Scent & odor coverage)
- **Encapsulation** (Fit-for-purpose delivery and performance)

Personal Care

Improved Shampoo Formula



- **Personal Care Natural Additives** (Renewable moisturizing actives)
- **Enzymes** (Fluidity, Stain removal, Malodor)
- **Microbial Control** (Antimicrobial & shelf-life)
- **Fragrance** (Scent & odor coverage)
- **Encapsulation** (Delivery & performance)
- **Actives & Antioxidants** (Clean label, shelf-life)
- **Natural Color** (clean label)

Fragrance Ingredients

More Secure & Robust Ingredient Pipeline



- **Libraries** (Extensive Portfolio)
- **Crispr CAS** (Targeted Gene Editing)
- **Enzymes** (Optimizing Synthetic Processes)
- **Biotechnology** (De-Risking Supply)
- **New Molecule Discovery** (Scent Ingredients)
- **Green Chemistry** (Consumer Friendly Processes)
- **Renewability** (Environmentally Responsible Sourcing)
- **Natural or Natural Derived** (Consumer Friendly Materials)

Strengthens product differentiation & accelerates speed-to-market

■ IFF Product Offering ■ DuPont N&B Product Offering

12

approach for N&B integration Deal close targeted for Q1 2021 IFF and N&B are highly complementary companies We see value in our unique skills working together Rich O’Leary (IFF) and Angela Naef (DuPont) appointed integration leaders Integration Management Office (IMO) established including members of IFF and N&B Leverage learning & best practice of previous deals by both companies Creating a culture of creativity, science, innovation, sustainability & execution We Will Keep You Informed Along The Way (1) Separation Committee still to be announced

SummarY Creating a global value-added ingredients & solutions provider Proven leader and trusted partner with our own customers Deep focus on consumer-driven end markets Passionate commitment to a science-led, innovation-first culture Complementary capabilities & product portfolio with limited overlap Dedication to sustainable practices, development and safety

About IFF At IFF (NYSE:IFF) (Euronext Paris:IFF) (TASE:IFF), we’re using Uncommon Sense to create what the world needs. As a collective of unconventional thinkers and creators, we put science and artistry to work to create unique and unexpected scents, tastes, experiences and ingredients for the products our world craves. Learn more at iff.com, Twitter , Facebook, Instagram, and LinkedIn. About DuPont DuPont (NYSE:DD) is a global innovation leader with technology-based materials, ingredients and solutions that help transform industries and everyday life. Our employees apply diverse science and expertise to help customers advance their best ideas and deliver essential innovations in key markets including electronics, transportation, construction, water, health and wellness, food and worker safety. More information can be found at www.dupont.com. About DuPont Nutrition & Biosciences DuPont Nutrition & Biosciences applies expert science to advance market-driven, healthy and sustainable solutions for the food, beverage, dietary supplement and pharmaceutical industries. We also use cutting-edge biotechnology across a range of markets to advance bio-based solutions to meet the needs of a growing population, while protecting our environment for future generations. We are innovative solvers who help our customers turn challenges into high-value business opportunities. For more information: www.dupontnutritionandhealth.com or www.biosciences.dupont.com. Additional Information and Where to Find It This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Nutrition & Biosciences, Inc. (“N&Bco”), a wholly owned subsidiary of DuPont de Nemours, Inc. (“DuPont”), and International Flavors & Fragrances Inc. (“IFF”), which will immediately follow the proposed separation of N&Bco from DuPont (the “proposed transaction”), N&Bco and IFF intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, N&Bco expects to file a registration statement in connection with its separation from DuPont. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&BCO AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of IFF seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF at the following:     IFF Contact Information Michael DeVeau Michael.DeVeau@iff.com +1 212-708-7164 DuPont Contact Information DuPont Investors:Media: Lori KochDan Turner Lori.d.koch@dupont.comDaniel.a.turner@dupont.com +1 302-999-5631+1 302-996-8372

Cautionary Statement This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding DuPont’s, IFF’s and N&Bco’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, approval of IFF’s shareholders, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&Bco, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&Bco being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&Bco, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)), (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) risks relating to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, including expenses incurred with respect to the investigations, the cost of any remedial measures or compliance programs arising out of the investigations, legal proceedings or government investigations that may arise relating to the subject of IFF’s investigations, and the outcome of any such legal or government investigations, such as the imposition of fines, penalties, orders, or injunctions, (24) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, including with respect to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (25) the impact of the outcome of legal claims, regulatory investigations and litigation, including any that may arise out of IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (26) the ability of N&Bco or IFF to retain and hire key personnel, (27) the risk that N&Bco, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (28) the risk that N&Bco and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (29) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, and (30) other risks to DuPont’s, N&Bco’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could result in a significant operational event for DuPont, N&Bco or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&Bco’s or IFF’s intellectual property rights; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the registration statement and merger proxy on Form S-4 to be filed by IFF and the registration statement on Form 10 to be filed by N&Bco. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Further lists and descriptions of risks and uncertainties can be found in each of IFF’s and DuPont’s Form 10-Q for the period ended September 30, 2019 and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction will be more fully discussed in any registration statement filed with the SEC. While the list of factors presented here is, and the list of factors that may be presented in a registration statement of IFF or N&Bco would be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&Bco’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&Bco assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Participants in the Solicitation This communication is not a solicitation of a proxy from any investor or security holder. However, DuPont, IFF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of DuPont may be found in its Annual Report on Form 10-K filed with the SEC on February 11, 2019 and its definitive proxy statement filed with the SEC on May 1, 2019. Information about the directors and executive officers of IFF may be found in its definitive proxy statement filed with the SEC on March 18, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

About IFF

At IFF (NYSE:IFF) (Euronext Paris:IFF) (TASE:IFF), we’re using Uncommon Sense to create what the world needs. As a collective of unconventional thinkers and creators, we put science and artistry to work to create unique and unexpected scents, tastes, experiences and ingredients for the products our world craves. Learn more at iff.com, Twitter , Facebook, Instagram, and LinkedIn.

About DuPont

DuPont (NYSE:DD) is a global innovation leader with technology-based materials, ingredients and solutions that help transform industries and everyday life. Our employees apply diverse science and expertise to help customers advance their best ideas and deliver essential innovations in key markets including electronics, transportation, construction, water, health and wellness, food and worker safety. More information can be found at www.dupont.com.

About DuPont Nutrition & Biosciences

DuPont Nutrition & Biosciences applies expert science to advance market-driven, healthy and sustainable solutions for the food, beverage, dietary supplement and pharmaceutical industries. We also use cutting-edge biotechnology across a range of markets to advance bio-based solutions to meet the needs of a growing population, while protecting our environment for future generations. We are innovative solvers who help our customers turn challenges into high-value business opportunities. For more information: www.dupontnutritionandhealth.com or www.biosciences.dupont.com.

Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of N&Bco, a wholly owned subsidiary of DuPont, and IFF, which will immediately follow the proposed separation of N&Bco from DuPont (the “proposed transaction”), N&Bco, IFF, Merger Sub I and Merger Sub II intend to file relevant materials with the SEC, including a registration statement on Form S-4 filed by IFF and a registration statement filed N&Bco, each of which will contain a prospectus. In addition, IFF will file a proxy statement on Schedule 14A in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROSPECTUS, PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&BCO, MERGER SUB I, MERGER SUB II AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of IFF seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF.

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding DuPont’s, IFF’s and N&Bco’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, approval of IFF’s shareholders, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&Bco, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&Bco being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&Bco, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)), (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) risks relating to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, including expenses incurred with respect to the investigations, the cost of any remedial measures or compliance programs arising out of the investigations, legal proceedings or government investigations that may arise relating to the subject of IFF’s investigations, and the outcome of any such legal or government investigations, such as the imposition of fines, penalties, orders, or injunctions, (24) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, including with respect to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (25) the impact of the outcome of legal claims, regulatory investigations and litigation, including any that may arise out of IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (26) the ability of N&Bco or IFF to retain and hire key personnel, (27) the risk that N&Bco, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (28) the risk that N&Bco and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (29) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, (30) that N&Bco may not achieve certain targeted cost and productivity improvements , which could adversely impact its results of operations and financial condition, (31) the risk that natural disasters, public health issues, endemics and pandemics, including the novel coronavirus (COVID-19), or the fear of such events, could provoke responses that cause delays in the anticipated transaction timing or the completion of transactions related thereto, including, without limitation, as a result of any government or company imposed travel restrictions or the closure of government offices and resulting delays with respect to any matters pending before such governmental authorities and (32) other risks to DuPont’s, N&Bco’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns, disasters, public health issues, endemics and pandemics, including COVID-19, or the fear of such events, and the inherent unpredictability, duration and severity of such events, which could result in a significant operational event for DuPont, N&Bco or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&Bco’s or IFF’s intellectual property rights;, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the registration statement and merger proxy to be filed by IFF and the registration statement to be filed by N&Bco. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Further lists and descriptions of risks and uncertainties can be found in IFF’s annual report on Form 10-K for the year ended December 31, 2019, DuPont’s annual report on Form 10-K for the year ended December 31, 2019, and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction will be more fully discussed in any registration statement filed with the SEC. While the list of factors presented here is, and the list of factors that may be presented in a registration statement of IFF or N&Bco would be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&Bco’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&Bco assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, DuPont, IFF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of DuPont may be found in its Annual Report on Form 10-K filed with the SEC on February 11, 2019 and its definitive proxy statement filed with the SEC on May 1, 2019. Information about the directors and executive officers of IFF may be found in its definitive proxy statement filed with the SEC on March 18, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.